Filed by Clever Leaves Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Clever Leaves International Inc.

Schultze Special Purpose Acquisition Corp.

(Commission File No. 001-38760)

Clever Leaves Appoints David Kastin as General Counsel and

Corporate Secretary

NEW YORK, Aug. 19, 2020 (GLOBE NEWSWIRE) – Clever Leaves (the “Company”), a leading multi-national operator and licensed producer of pharmaceutical-grade cannabinoids, announced today the appointment of David M. Kastin as General Counsel and Corporate Secretary. David will oversee all aspects of the Company’s global legal activities and policies while supporting the CEO and Board of Directors as Clever Leaves prepares to become a public company.

David has extensive experience guiding global, public company legal functions at scale, most recently as General Counsel and Corporate Secretary at The Vitamin Shoppe where he helped lead the privatization and sale of their business to the Franchise Group, Inc. and led the regulatory guidance in the launch of their first CBD product distribution in more than 30 US states.

David also acted as General Counsel to Town Sports International Holdings, a publicly-traded owner and operator of health and fitness clubs in the United States, and he has worked at several prominent law firms, including Bryan Cave Leighton Paisner LLP. While acting as Deputy General Counsel, Assistant Secretary at Toys “R” Us, David helped lead the sale of the company to two private equity firms and a real estate investment trust in a $6.6 billion leveraged buy-out. David began his career as an attorney with the U.S. Securities and Exchange Commission (SEC).

“Given his unique experience within the CBD and health and wellness verticals, and recognizing his years spent working with the SEC, we know that David will be a key asset to address the complex and diverse regulatory requirements of our business and industry,” said Kyle Detwiler, CEO of Clever Leaves. “We welcome David to our team as we continue to expand operations, diversify our assets across various distribution channels and work towards closing our recently announced definitive Business Combination Agreement with Schultze Special Purpose Acquisition Corp. in the fourth quarter.”

About Clever Leaves International Inc.

Clever Leaves is a multi-national cannabis company with a mission to operate in compliance with federal and state laws and with an emphasis on ecologically sustainable, large-scale cultivation and pharmaceutical-grade processing as the cornerstones of its global cannabinoid business. With operations and investments in Canada, Colombia, Germany, Portugal, and the United States, Clever Leaves has created an effective distribution network and global footprint, with a foundation built upon capital efficiency and rapid growth. Clever Leaves aims to be one of the industry’s leading global cannabinoid companies recognized for its principles, people, and performance while fostering a healthier global community.

About Schultze Special Purpose Acquisition Corp.

Schultze Special Purpose Acquisition Corp. is a blank check company formed for the purpose of entering into a merger, stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. SAMA’s sponsor is an affiliate of Schultze Asset Management, LP, an alternative investment management firm founded in 1998 that focuses on distressed, special situation and event-driven securities and has invested over $3.2 billion since inception with a notable track-record through its active investment strategy.  SAMA itself is backed by an experienced team of operators and investors with a successful track-record of creating material value in public and private companies.

Additional Information and Where to Find It

In connection with the Business Combination, Holdco has filed a Registration Statement on Form S-4 (the “Form S-4”) with the SEC which includes a prospectus with respect to Holdco’s securities to be issued in connection with the Business Combination and a proxy statement with respect to SAMA’s stockholder meeting at which SAMA’s stockholders will be asked to vote on the proposed Business Combination. SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of SAMA as of a record date to be established for voting on the Business Combination. SAMA’ stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye Brook, New York 10573; e-mail: sdu@samco.net. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

SAMA, Clever Leaves, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA’s stockholders in connection with the Business Combination is set forth in the preliminary proxy statement/prospectus contained in the Form S-4, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available. Information concerning the interests of SAMA’s and Clever Leaves’ participants in the solicitation, which may, in some cases, be different than those of SAMA’s and Clever Leaves’ equity holders generally, is also set forth in the proxy statement/prospectus contained in the Form S-4, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SAMA, Clever Leaves or Holdco, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be identified by the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions). Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that may cause such differences include, without limitation, SAMA’s and Clever Leaves’ inability to complete the Business Combination; matters discovered by the parties as they complete their respective due diligence investigation of the other; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by SAMA stockholders; the ability to meet NASDAQ's listing standards following the consummation of the Business Combination; costs related to the Business Combination; expectations with respect to future operating and financial performance and growth, including when Clever Leaves or Holdco will become cash flow positive; the timing of the completion of the Business Combination; Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effects of COVID-19; regulatory requirements and changes thereto; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, the failure to obtain an extension of the business combination deadline if sought by SAMA or the failure to satisfy other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in the Form S-4, including the proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributable to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SAMA, Clever Leaves and Holdco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Press contacts:
McKenna Miller
KCSA Strategic Communications
+1347-487-6197
mmiller@kcsa.com

Diana Sigüenza
Strategic Communications Director

+573102368830
Diana.siguenza@cleverleaves.com

Investor inquiries:
Raphael Gross
ICR

+1203-682-8253
raphael.gross@icrinc.com

3